1040 Spring Street Silver Spring, MD 20910 tel 301.608.9292 fax 301.608.9291

August 1, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:          United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed April 26, 2012

File Number:  000-26301

Dear Mr. Rosenberg:

This letter provides the responses of United Therapeutics Corporation (the “Company”) to the comments contained in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated July 23, 2012, in connection with the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2012 and the Company’s Quarterly Report on Form 10-Q, filed with the SEC on April 26, 2012.  The Company has set forth below the Staff’s comment in bold, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 74

1.              Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented. Your current disclosure only explains the changes in operating activities between 2011 and 2010.

M e d i c i n e s   F o r   L i f e ®

Beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, the Company will supplement its analysis of cash flows to include all periods presented and provide explanations for the changes in cash provided by/used in operating activities, investing activities and financing activities in the proposed format below:

Cash Flows

Years Ended December 31, 2012 and 2011

Disclosures to be provided will be presented in a manner similar to that provided for the years ended December 31, 2011 and 2010 below.

Years Ended December 31, 2011 and 2010

Net cash provided by operating activities was $250.2 million for the year ended December 31, 2011, compared to $211.5 million for the year ended December 31, 2010. The increase in operating cash flows of $38.7 million was driven by increases of $112.0 million in net income and $37.0 million in non-cash license fees to Toray. These increases were offset in part by a $129.7 million reduction in share-based compensation.

Net cash used in investing activities was $121.3 million for the year ended December 21, 2011, compared to $209.2 million for the year ended December 31, 2010.  The decrease of $87.9 million in cash used in investing activities corresponded to a $108.8 million decrease in cash used for purchases of investments net of maturities and sales of investments primarily as a result of principal repayments of debt noted below and a $17.3 million increase in expenditures related to our construction projects. Refer to the sections below entitled Convertible Notes and Construction Projects or further details.

Net cash used in financing activities for the year ended December 31, 2011 was $218.1 million, compared to $146.8 million of net cash provided by financing activities for the year ended December 31, 2010. The $364.8 million decrease in cash flows from financing activities resulted from the following: (1) $251.0 million in principal repayments of debt, of which $250.0 million related to the maturity of our 2011 Convertible Notes; and (2) a $73.5 million reduction in proceeds from stock option exercises and related tax benefits which reflects the decline in the price of our common stock price during the year ended December 31, 2011. Lastly, net proceeds of $242.5 million received from the issuance of our 2016 Convertible Notes in October 2011 were used to fund: (1) the net cost of a convertible note hedge and warrants; and (2) the cost of an accelerated share repurchase agreement. For further details relating to these transactions refer to the section below entitled Convertible Notes—2016 Convertible Notes.

12. Income Taxes, page F-35

2.              Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

To comply with the requirements of Rule 4-08(h) of Regulation S-X, the Company will supplement its income tax disclosures in the following proposed format below beginning with its Annual Report on Form 10-K for the year ended December 31, 2012 if, for any year presented, foreign earnings / (losses) from continuing operations before income taxes is five percent or more of consolidated earnings from continuing operations before income taxes.

	Year Ended December 31,
($ in thousands)	2012		2011	2010
Earnings from continuing operations before income taxes:
United States	$	XXXX	$295,915	$152,614
Foreign	XXXX		3,202	2,537
Consolidated	$	XXXX	$299,117	$155,151

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

13. Litigation

Lexington Insurance Company, page 18

3.              Please tell us how you accounted for the damaged inventory associated with the warehouse accident for which you are seeking a recovery from your insurer. Please also tell us if you have recorded any recoveries for the litigated claims and, if so, tell us the amount recorded and reference for us the accounting literature supporting this treatment.

In August 2011, approximately 6,300 vials of 10mg Remodulin were damaged in a warehouse accident. The vials were part of a validation batch formulated in the Company’s Silver Spring, Maryland facility (Silver Spring facility) in February 2011 in order to meet the filing requirements necessary to submit a request to the United States Food and Drug Administration (FDA) for the approval to formulate Remodulin for commercial purposes in its Silver Spring facility. At the time of formulation, the vials had not yet been approved for commercial use; therefore, the Company expensed approximately $200,000, representing the cost to formulate the vials. Since the cost to produce the damaged vials had already been expensed in its entirety prior to the accident, no further accounting recognition will be necessary until such time that the recovery of their cost becomes probable.

In July 2011, the Company received FDA approval to formulate Remodulin in its Silver Spring facility. As a result of receiving FDA approval, all validation batches of Remodulin used in the Company’s submission to the FDA became commercially saleable. At the time of the accident, the Company’s then-current insurance policy covered the selling price rather than the replacement cost of its commercial inventory. Due to the refusal of the insurance company to reimburse the Company at the damaged inventory’s selling price and the resultant uncertainty in the amount the Company may recover, the Company did not recognize a receivable for any potential insurance recovery.

In April 2012, the Company received proceeds from the insurer of approximately $79,000, which the insurer claimed to represent reimbursement of the cost to produce 1,202 of the vials damaged in the accident, less the Company’s insurance deductible. The proceeds were recorded as an offset to expenses. To date, the litigation against the insurance company remains ongoing. While the Company believes its position has merit, it remains unable to estimate with reasonable probability any amount of insurance proceeds it may ultimately receive.

The Company believes that the guidance provided under ASC sub-topic 450-30, Contingencies—Gain Contingencies applies most closely to the facts presented above. Accordingly, the Company referred to ASC 450-30-25-1 and 450-30-50-1 in determining the appropriate accounting and disclosure for the matter.

* * *

In connection with the Company’s response above, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact John Hess, Vice President and Associate General Counsel, at (202) 483-7000, or the undersigned at (301) 608-9292 ext. 1729.

Sincerely,

/S/ JOHN M. FERRARI

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation